EXHIBIT 99.1

(1) The shares of common stock, par value $0.01 per share (the “Common Stock”), of Csquare, Inc. (the “Issuer”) reported as beneficially owned represent the shares that are held of record by Dawn Topco L.P. (the “Brookfield Stockholder”). BIF III GP (Cayman) L.P. (“BIF III GP Cayman”) serves as the general partner of the Brookfield Stockholder. Brookfield Corporation indirectly owns and controls BIF III GP Cayman. Each of BIF III GP Cayman and Brookfield Corporation disclaims beneficial ownership of any shares held of record by the Brookfield Stockholder, in each case except to the extent of any pecuniary interest therein.

The principal address of the Brookfield Stockholder is 225 Liberty Street, 8th Floor, New York, NY 10281. The address of BIF III GP Cayman is PO Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands. The address of Brookfield Corporation is 181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada.